UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    [X]           Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]          No  [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[Logo]
APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company announces that the Stock Exchange has granted a waiver pursuant to Rule 10.06(2)(g) of the Listing Rules in respect of the 25 per cent. monthly share repurchases restriction set out in Rule 10.06(2)(a) of the Listing Rules.

The Company announces that on 1 November 2002, the Stock Exchange granted the Company a Waiver pursuant to Rule 10.06(2)(g) of the Listing Rules in respect of the restriction set out in Rule 10.06(2)(a) of the Listing Rules on a listed issuer, in any one calendar month, to purchase shares of the listed issuer on the Stock Exchange numbering not more than 25 per cent. of the total number of that kind of shares which were traded on the Stock Exchange in the preceding calendar month, as stated in the Stock Exchange daily quotation sheets for the previous month.

The Waiver has been granted to the Company for a period of six months from 1 November 2002 (the “Waiver Period”) and will expire on 30 April 2003.

CONDITIONS FOR THE WAIVER GRANTED

The principal conditions for the Waiver include:

1.	Minimum public float: HK$100 million

The expected market capitalisation of the Company held by the public throughout the Waiver Period must be at least HK$100 million.

2.	Repurchase up to 10 per cent. for each financial year

The Company can only repurchase, within one financial year, up to 10 per cent. of its issued share capital from time to time.

3.	Minimum public float: 25 per cent.

The public float of the Company at any time throughout the Waiver Period must not be less than 25 per cent. of its total issued share capital from time to time.

4.	Price and time restrictions

Price restriction: the repurchase price should not be higher than the latest (or current) independent bid price or the last independent sale (contracted) price quoted or reported on the system (as defined in the Rules of the Stock Exchange), whichever is higher; and

Time restriction: if the Company wishes to conduct share repurchases, it shall not make the opening bid nor any bid in the last 30 minutes before the close of the normal trading hours as stipulated in the Rules of the Stock Exchange.

5.	Effective period

The Waiver is effective for a period of six months commencing from the date of the approval, i.e. 1 November 2002, and will expire on 30 April 2003.

The Directors have undertaken to the Stock Exchange that they will procure the Company to comply with all the conditions as set out in the Waiver.

REASONS FOR APPLICATION FOR THE WAIVER

The Directors are of the view that the present downturn of the Hong Kong equity market, the thin trading turnover in the Shares, and the large discount of the market price of the Shares relative to their net asset value in particular constitute exceptional circumstances for the application for the Waiver pursuant to Rule 10.06(2)(g) of the Listing Rules. Based on the closing price of the Shares at HK$1.45 on 1 November 2002, the Shares were trading at a discount of 75.83% to the net asset value of approximately HK$6.00 per Share as at 30 June 2002.

Given the thin trading turnover in the Shares, the Directors are of the view that without the benefit of the Waiver, the Company would not be able to fully utilize the Repurchase Mandate to improve the net asset value per Share for the benefit of the Company’s shareholders and to add liquidity to the Company’s trading counter in particular and to the market in general.

INFORMATION FOR SHAREHOLDERS

(i)	Pursuant to the Repurchase Mandate granted by the shareholders of the Company at the annual general meeting of the Company held on 22 May 2002, the board of the Directors was authorized to repurchase up to a maximum of 41,272,000 Shares. During the period from 22 May 2002 to 1 November 2002, the Directors utilized the Repurchase Mandate to repurchase a total of 185,000 Shares.

(ii)	As at 1 November 2002, APT Satellite International Company Limited was interested in approximately 51.92% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase the Shares pursuant to the Repurchase Mandate, the shareholding of APT Satellite International Company Limited would be increased to approximately 57.67% of the issued share capital of the Company. Such increase would not give rise to an obligation to make a mandatory offer under Rule 26 or 32 of the Hong Kong Code on Takeovers and Mergers.

(iii)	None of the Directors (to the best of their knowledge and having made all reasonable enquiries) or their associates presently have any intention to sell Shares to the Company and that no connected persons of the Company have notified the Company of their intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company.

(iv)	Any repurchases will be made out of funds legally available for such purpose in accordance with the memorandum of association and bye-laws of the Company and the Companies Act.

(v)	There might not be any material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published accounts) in the event that the proposed purchases were to be carried out in full at any time during the proposed purchase period. However, the Directors have no intention to exercise the Repurchase Mandate to such extent so as to materially affect the operations of the Company.

(vi)	The Directors have undertaken to the Stock Exchange that they will procure the Company to comply with all the relevant conditions and only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

PUBLIC FLOAT

At the close of business on 1 November 2002 (being the latest practicable date prior to publication of this announcement), 175,507,500 Shares were held by the public, representing approximately 42.54% of the 412,535,000 Shares issued and outstanding on the same date. Based on the closing price of HK$1.45 per Share quoted on the Stock Exchange on the same date, the market capitalization of the Company attributable to Shares held by the public was approximately HK$254.5 million.

REPURCHASE LIMIT

The Directors may or may not, depending on market conditions, exercise the Waiver during the Waiver Period so as to repurchase Shares exceeding the 25% monthly repurchase restriction. If the Directors do exercise the Waiver, they will ensure that the Company will be able to finance such repurchases from its internal available cash flow or working capital in accordance with its memorandum of association and bye-laws and the Companies Act.

The Stock Exchange has the absolute discretion to revoke or suspend the Waiver granted or shorten the Waiver Period without giving any prior notice, should circumstances so require.

     DEFINITIONS

Terms used in this announcement have the meanings set out below unless the context requires otherwise.

“associates”	has the same meaning as ascribed thereto in the Listing Rules

“Companies Act”	the Companies Act 1981 of Bermuda (as amended)

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

“connected persons”	has the same meaning as ascribed thereto in the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Repurchase Mandate”	the general mandate granted by the shareholders of the Company at its annual general meeting held on 22 May 2002 pursuant to which the Directors were authorized to repurchase up to a maximum of 41,272,000 Shares subject to the conditions attached thereto

“Shares”	ordinary shares of HK$0.01 each of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Waiver”	the waiver applied for by the Company pursuant to Rule 10.06(2)(g) of the Listing Rules in respect of the restriction on the Company, in any one calendar month, to purchase Shares on the Stock Exchange of not more than 25% of the total number of Shares which were traded on the Stock Exchange in the preceding calendar month as set out in Rule 10.06(2)(a) of the Listing Rules

“Waiver Period”	the period of six months commencing from 1 November 2002, the date of approval of the Waiver, and expiring on 30 April 2003

By Order of the Board Brian Lo Vice President and Company Secretary Hong Kong, 4 November 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date:   November 7, 2002.

APT Satellite Holdings Limited

By	/s/ CHEN ZHAOBIN
Chen Zhaobin
Executive Director and President